SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)[1]

ISLAND PACIFIC, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

464478106
(CUSIP Number)

Michael Robinson Corporate Secretary and Group Legal Director The Sage Group plc North Park Newcastle upon Tyne NE13 9AA, England Telephone: +44 (191) 294-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, CA 94301 Telephone: (650) 470-4500

September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464478106		13D	Page 2 of 4 Pages
1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Sage Group plc I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) OO
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14			TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 24, 2003, as such original filing was amended and supplemented by Amendment No. 1 filed on March 1, 2004, Amendment No. 2 filed on June 10, 2004 and Amendment No. 3 filed on February 21, 2006 (as amended, the “Schedule 13D”), by The Sage Group plc, a company organized under the laws of England and Wales (“Sage”), with respect to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Island Pacific, Inc., a Delaware corporation (the “Company”). Except as indicated in this Amendment No. 4, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is herby amended by replacing Schedule A with the revised Schedule A attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph following the last paragraph of Item 4:

On September 29, 2006, Sage received the Company's final payment due under the Repurchase Agreement and, in accordance with the terms of the Repurchase Agreement, delivered to the Company the share certificates for the Shares. Sage ceased to be the beneficial owner of more than five percent of the Common Stock on September 29, 2006.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing paragraphs (a) and (b) with the following:

(a) Neither Sage nor any of the persons named in Item 2 beneficially owns any shares of

Common Stock.

(b) Not Applicable.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following sentence to the end of paragraph (c):

The response to Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 5 of the Schedule 13D is hereby amended by replacing paragraph (e) with the following:

Sage ceased to be the beneficial owner of more than five percent of the Common Stock on September 29, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2006	The Sage Group plc

	By:	/s/ Michael Robinson
Name: Michael Robinson Title: Company Secretary

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF THE SAGE GROUP PLC

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of The Sage Group plc. Unless otherwise indicated, each such person is a citizen of the United Kingdom, and the business address of each such person is c/o The Sage Group plc, North Park, Newcastle upon Tyne NE13 9AA, England.

THE SAGE GROUP PLC

Name	Present Principal Occupation
Sir Julian Horn-Smith	Non-Executive Director and Chairman, The Sage Group plc.
Paul Walker	Chief Executive Officer of The Sage Group plc.
Paul Stobart	Managing Director, U.K. of The Sage Group plc.
Paul Harrison	Group Finance Director of The Sage Group plc.
Guy Berruyer (French citizenship)	Managing Director, Mainland Europe of The Sage Group plc.
Ron Verni (U.S. citizenship)*	Managing Director, U.S. Operations of The Sage Group plc.; President and Chief Executive Officer of Best Software of California, Inc.
David Clayton	Non-Executive Director, The Sage Group plc.
Tony Hobson	Non-Executive Director, The Sage Group plc.
Tamara Ingram	Executive Director, Grey Advertising Limited.
Tim Ingram	Chief Executive Officer of Caledonia Investments plc.
Ruth Markland	Non-Executive Director, The Sage Group plc.

* The business address of such person is c/o Sage Software, Inc., 56 Technology Drive, Irvine, California 92618.